Exhibit 1.03

CDC Games Initiates Closed Beta Test of
The Lord of the Rings Online™

BEIJING, July 16, 2007— CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today it has begun its closed beta testing for The Lord of the Rings Online™: Shadows of Angmar™ (LOTRO).

CDC Games holds the exclusive distribution rights in China for LOTRO which is the official online game based on the Books of J.R.R. Tolkien. This massively multiplayer online role-playing game (MMORPG) is developed by Turbine, Inc., a premier developer, publisher and operator of online entertainment in the United States. LOTRO was launched in North America, Europe and Japan earlier this year.

In recent industry reports, LOTRO has been listed as the #1 selling PC title across North America and Europe. LOTRO has outsold all other PC games across North America, Germany, United Kingdom and France according to data from the NPD Group, a leading provider of consumer and retail information in North America, and similar organizations including Chart-Track in the United Kingdom, GfK in France, and Media Control in Germany. Since its launch, LOTRO has also been well received by gaming critics around the globe:

•	The New York Times proclaimed LOTRO as “a major achievement of interactive storytelling, the first game truly worthy of the ‘Lord of the Rings’ franchise and a must-play for just about anyone with an interest in Tolkien or the future of online entertainment.”

•	GameSpy awarded the game its prestigious Editor’s Choice award with 4.5 out of 5 stars.

•	Computer and Video Games, a leading U.K. gaming site, rated the game a 9.2 out of 10 and said “LOTRO presents a stunning and evocative world of Tolkien magic to explore.”

•	GameDaily, a leading U.S. gaming site, rated the game a 9 out of 10 and calls the game “a hot contender for PC game of the year.”

“We are very pleased to begin the closed beta test in China for LOTRO,” said Peter Yip, CEO of CDC Games. “LOTRO underscores our strategy to offer a deep and diverse portfolio of games in China.”

“We look forward to the commercial launch of LOTRO in China,” said Jeff Anderson, president and CEO of Turbine. “Our success so far has exceeded our expectations and we look forward to leveraging CDC Games’ proven distribution channels and deployment infrastructure to expand into China, one of the world’s largest market for online games.”

About Turbine
Turbine, Inc. is a premier developer, publisher and operator of online entertainment and is headquartered in Westwood, Massachusetts.  The company is one of the largest privately-held online games companies in North America.  Turbine’s catalogue includes some of the most famous online entertainment brands, including Asheron’s Call®, DUNGEONS & DRAGONS ONLINE™: Stormreach™, and The Lord of the Rings Online™: Shadows of Angmar™.  For more information on Turbine and its services, please visit www.turbine.com.

About Tolkien Enterprises
The Saul Zaentz Company d/b/a Tolkien Enterprises is the holder of worldwide motion picture, legitimate stage, merchandising, and other rights in J.R.R. Tolkien’s literary works The Lord of the Rings and The Hobbit.  Tolkien Enterprises has been producing and licensing films, stage productions and merchandise based on Tolkien’s works for almost 30 years.  Its headquarters are in Berkeley, California, and its website may be found at www.tolkien-ent.com.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with 50 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. CDC Games recently launched Special Force, which is the number one online game in several Asian markets, for commercial use in China. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.
For more information, please visit www.cdcgames.net.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the success of The Lord of the Rings Online closed beta, ability of CDC Games to market The Lord of the Rings Online, the success of The Lord of the Rings Online in the market; the success of the development of a centralized gaming platform for CDC Games, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully MMORPGs; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

“The Lord of the Rings Online,” “Shadows of Angmar,” “Middle-earth,” “The Lord of the Rings,” and the names of the characters, events, items and places therein are trademarks or registered trademarks of The Saul Zaentz Company d/b/a Tolkien Enterprises under license to Turbine, Inc. Turbine and the Turbine logo are trademarks or registered trademarks of Turbine, Inc. in the United States and/or other jurisdictions. All other trademarks are the property of their respective owners.

Public Relations

Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259-8510
Email: Monish.bahl@cdcsoftware.com